February 3, 2020

Luke D'Angelo
Chief Executive Officer
AppTech Corp.
2032 Corte Del Nogal, Suite 120
Carlsbad, CA 92011

       Re: AppTech Corp.
           Amendment No. 1 to Registration Statement on Form 10-12G Filed January 27, 2020
           File No. 000-27569

Dear Mr. D'Angelo :

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 8, 2020 letter.

Registration Statement on Form 10

Security Ownership of Certain Beneficial Owners and Management, page 19

1. We note your response to prior comment 6. Please revise the beneficial ownership table to reflect all beneficial owners of more than 5% of each class of voting securities, including your Series A Preferred Stock. Refer to Item 403(a) of Regulation S-K for
      guidance.
Executive Compensation, page 21

2. Please update to disclose executive compensation awarded in fiscal year ended December
      31, 2019. See Item 402(n) of Regulation S-K.
 Luke D'Angelo
FirstName LastNameLuke D'Angelo
AppTech Corp.
Comapany NameAppTech Corp.
February 3, 2020
Page 2
February 3, 2020 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Joseph Kempf,
Staff Accountant, at (202) 551-3352 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202) 551-
3334 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Andy Tucker